August 25, 2004


Panoshan Marketing Corp.
Suite 1250, 520-5th. Ave. SW,
Calgary, Alberta, T2P 3R7


RE: Form F-1 Registration statement for 5,400,000 Shares of Common Stock, 5,400,000 Warrants and 2,700,000 shares of Common Stock underlying the 5,400,000 Warrants


Dear Officers and Directors:

I have acted as counsel to Panoshan Marketing Corp. (the "Company") in connection with the registration of 5,400,000 Shares of the Company's Common Stock, 5,400,000 Warrants to purchase Common Stock and 2,700,000 shares of Common Stock underlying the 5,400,000 Warrants, pursuant to a Registration Statement on Form F-1 (the "Registration Statement"). You have requested my opinion as to certain matters in connection with said Registration Statement.

In my capacity as counsel to the Company, I have examined and am familiar with the originals or copies, the authenticity of which have been established to my satisfaction, of all documents, corporate records and other instruments I have deemed necessary to express the opinions hereinafter set forth.

Based on the foregoing, and upon consideration of applicable law, it is my opinion that 5,400,000 Shares of Common Stock and 5,400,000 Warrants to purchase Common Stock to be registered by the Company are duly authorized, validly issued, fully paid and non-assessable, and the additional 2,700,000 shares of Common Stock reserved for issuance upon exercise of the 5,400,000 Warrants will, when paid for, be duly authorized, validly issued and non-assessable.

Furthermore, I consent to the use of this opinion as an Exhibit to the Registration Statement and to the use of my name in such Registration Statement, and the Prospectus included therein, under the heading "Legal Matters".

Very truly yours,

/s/ Michael J. Morrison
-----------------------
Michael J. Morrison, Esq.